Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035

The following is made available on Hughes' website beginning December 5, 2001:

                           Credit Suisse First Boston
                              Media Week Conference

                                    Jack Shaw
                   President & Chief Executive Officer, HUGHES

                                Eddy Hartenstein
                   Chairman & Chief Executive Officer, DIRECTV

                                December 5, 2001

                                  [HUGHES LOGO]

SEC Guidelines

In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. ("GM"), EchoStar Communications

SEC Guidelines - Cont

Corporation ("EchoStar"), Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly ordifficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

HUGES Overview
                            --------------------------
                            |          HUGHES        |
                            |                        |
                            | 2001E Revenues ~ $8.3B |
                            --------------------------
                                        |
           |----------------------------|--------------------------|
           |                            |                          |
------------------------   ------------------------  --------------------------
|                      |   |        HUGHES        |  |                        |
|       DIRECTV        |   |   NETWORK SYSTEMS    |  |         PanAmSat       |
|2001E Revenues ~ $6.3B|   |2001E Revenues ~ $1.3B|  | 2001E Revenues ~ $0.9B |
------------------------   ------------------------  --------------------------

o United States            o DIRECWAY                  o Transponder Leasing
o Latin America              - Consumer
o DIRECTV Broadband          - Enterprise
                           o DIRECTV Receiver
                             Equipment

HUGHES 2002 Guidance

                                                Increase from 2001
                                                ------------------
         HUGHES Revenue: $9.0-9.2B                     ~10%
         HUGHES EBITDA: $750-850M                    50-90%


                            Business Unit Highlights

         DIRECTV U.S. EBITDA Expected to More Than Double to $525-575M While Adding Over 1M New Subscribers

         DIRECTV Latin America Targeting EBITDA Break-even

         HNS' Broadband Products and Services Division is Expected to Grow Revenues by 20-25% While Reaching EBITDA Break-even

         PanAmSat is Targeting EBITDA Margin of 70% or Higher

DIRECTV U.S. - A Profitable
Growth Strategy

Increase Financial Returns While...Growing Our Subscriber Base

[Chart showing DIRECTV Value Drivers,   [Chart showing 9.5M in 2000, ~10.6M in
which include Improve Margins, Increase 2001E and 11.6-11.8 in 2002E.] Subscriber Retention and Reduce SAC.]

Taking SAC Down

SAC Reduction Initiatives


o        Eliminate Manufacturing Subsidies      [Chart showing $575 in Q2 '01,
                                                 $555 in Q3 '01, $560 in Q4
                                                 '01E and $525 in 2002E.]
o        Attacking Signal Piracy

         -        "Out-of-Box" program

         -        Activation-based retail model

o        Emphasize Less Expensive Distribution
         Channels

DIRECTV U.S. - Key
Operational Objectives

         Reduce Churn                            Increase Margins

o    Acquiring Committed Long           o    G&A Savings
     Term Customers
                                             -    Staff reductions
     -    12 month service commitment
                                             -    $50M annual cost savings
o    New Incentive Plans with
     Retail Partners                    o    Programming Margin Initiatives

o    More Stringent Credit                   -    New program packages
     Screening Practices
                                             -    New CRM (Customer
o    Significantly Improved                       Relationship Management)
     Customer Service and                         system
     Installations
                                             -    Leverage large subscriber
                                                  base to negotiate favorable
                                                  terms

DIRECTV U.S. - New Strategies Result
In Improved Financial Returns

[Chart Showing Accelerating             [Chart showing Increasing Subscriber
 EBITDA: $151M in 2000,                  IRRs(2): 41% in 1H '01, 43% in 2H '01E
 $200-250M(1) in 2001E,                  and 47% in 2002E.]
 and $525-575M in 2002E.]










(1) Excludes one-time severance charge of $48M
(2) Assumptions for 1H'01/2H'01/2002E: SAC: $555/$560/$525; Monthly Churn:
    1.75%/1.70%/1.60%; ARPU: $55.50/$56.90/$56.00

DIRECTV - Latin America

     o    Over 1.5M Subscribers                    [LOGO]
                                                    2002
     o    Exclusive Programming                FIFA WORLD CUP
                                                KOREA JAPAN
     o    World Cup Rights

     o    Launched Interactive              [LOGO]        [LOGO]
          Services                      Disney Channel    HBO Ole

     o    Aggressive Cost and
          Churn Reductions

     o    Targeting EBITDA
          Break-even in 2002

Hughes Network Systems

[DIRECWAY LOGO]     -     One Platform That Leverages Both
                          Enterprise and Consumer Markets

Enterprises                             Consumers

o World Marketshare Leader              o ~100,000 Subscribers
  - 67% in 2000                         o Focused on "Powered by
o >300,000 VSAT Terminals                 DIRECWAY" Wholesale Model
  Installed in 85 Countries             o Bundled with DIRECTV
                                          - Leading provider of DIRECTV
                                            set-top boxes


[ARCO LOGO]                             [AOL LOGO]
[GM LOGO]                               [PEGASUS COMMUNICATIONS LOGO]
[CIRCUIT CITY LOGO]                     [DIRECTV LOGO]
[BLOCKBUSTER LOGO]                      [EARTHLINK LOGO]
[CHEVRON LOGO]
[MOBIL LOGO]
[BMW LOGO]
[KMART LOGO]
[JACK IN THE BOX LOGO]
[FORD LOGO]
[WALMART LOGO]

SPACEWAY: The Next Generation

[Graphic of Satellite]        o Service Launch in 2003
                              o Key Differentiators
                                - Spot beam satellites
                                - Peer-to-Peer architecture
                                - Packet switching
                                - Bandwidth-on-Demand
                              o HUGHES Broadband Alliance Formed
                                - Sun Microsystems and Polycom
                                  are first to join
                              o Established Peer-to-Peer
                                Application Center of Excellence



SPACEWAY Will Deliver High-Speed, Low-Cost Multimedia Services to Both Consumers and Enterprises Beginning in 2003

PanAmSat

New Leadership: 3-phase Strategy        [Graphic of Earth with satellites
  (1) Refocus on core operations         circling Earth and Ka-Band slots
  (2) Increase profitability             noted intermittently.]
  (3) Grow revenues

Key Financial Targets

  - Increase EBITDA margins to 70%
    or higher in 2002

  - Decrease operating expenses by
    $25-30M per year

  - Reduce capital expenditures by
    ~$700M over 5 years

                     VISION: To Be the Financially Strongest
                           Premier Satellite Operator

                                 [ECHOSTAR LOGO]

                                  [HUGHES LOGO]




                             A Powerful Combination

Transaction Summary

o    HUGHES and EchoStar to Merge

     - EchoStar shareholders to receive about 1.37 HUGHES shares for each EchoStar share

     -    Equivalent to 0.73 EchoStar shares per HUGHES share

o Before the Merger, HUGHES Pays a Cash Dividend of Up to $4.2 Billion to GM Which Reduces GM's Retained Interest in HUGHES

o Up to Six Months After the Closing, GM May Offer Up to 100 Million Shares of HUGHES Equity in Exchange for GM Debt Securities

o    Fully-Committed Financing Totaling $5.5 Billion

Pro Forma Economic Ownership


          ----------------                -------------------
          |  GM Class H  |                | EchoStar Public |
          | Shareholders |                |   Shareholders  |
          ----------------                -------------------
                    53%   \              /   18%
                           \            /
                            \          /
                             New Company
                              (EchoStar)
                           /             \
                          /               \
                    11%  /                 \  18%
             -----------                     -----------------
             | General |                     | Charles Ergen |
             | Motors  |                     |               |
             -----------                     -----------------







Note: Assumes $4.2 billion dividend paid to GM, and a corresponding reduction of GM's retained interest in HUGHES, at an illustrative price of $18.44 based upon the implied deal value. Does not include the offer of up to 100 million shares of HUGHES equity in exchange for GM outstanding debt.

Key Merger Synergies

o    Efficient Utilization of Scarce Spectrum

o    Reallocation of Approximately 350 Duplicate Channels

o    New Content and Services

o    Significant Cost Savings

DBS Satellites and CONUS(1)
Orbital Slot Locations

      119(degrees)WL                110(degrees)WL              101(degrees)WL
DIRECTV-6       11 Frequencies   DIRECTV-1    3 Frequencies   DIRECTV 1-R  16 Frequencies
EchoStar 2,4,6  21 Frequencies   EchoStar 5  29 Frequencies   DIRECTV-2     8 Frequencies
                                                              DIRECTV-3     8 Frequencies



                       [Graphic of Earth and Satellites.]












(1) CONUS stands for Continental United States

Channel Duplication

                           EchoStar        DIRECTV       Channels
                           Channels*      Channels*     Duplicated
--------------------------------------------------------------------------------
Basic(1)                      122            116            99

Premium                        34             31            28

Local Channels                155            173           145
Currently Carried(2)

Other:
PPV                            24             50            24
Sports(3)                      23             23            22
A la carte (4)                 64             49            30

Total                         421            441           347
--------------------------------------------------------------------------------






*All channels are broadcast from CONUS satellites
(1) Total Choice, America's Top100
(2) No Must-Carry Channels
(3) Does not include professional and college sports packages
(4) Includes Spanish-language channels, Adult, Family Pack and additional content in America's Top 150

Competitive Benefits of the Merger

o    Increased Competition with Cable

     -    Cable still has ~80% of the U.S. multichannel subscribers

     - Cable continues to increase prices each year (37% since 1996 vs. CPI of 10%)

     -    On-going cable industry consolidation

     -    Digital cable and bundled broadband offering increasingly threatens
          DBS

o    More Services, More Choices and Competitive Prices

     - Local channels covering approximately 85% of TVHH population (versus 60% today)

     -    More High Definition TV channels

     - Expanded services: interactive, ethnic, video-on-demand, sports and news

     -    Nationwide broadband services at affordable prices

Providing More Local and HDTV Channels

--------------------------------------------------------------------------------
                                  Before Merger
--------------------------------------------------------------------------------
                Total Channels          % of          # of
               Used for Local(1)     Population    HDTV Channels
               -----------------     ----------    -------------

DIRECTV             ~450                61%            2

EchoStar            ~400                58%            3


                                  After Merger

New Co(2)            850                85%            12
--------------------------------------------------------------------------------
  The New Company Will Provide Local Channels to More Than 85% of TVHHs (Versus
   Around 60% for 2 Separate Companies) and Will Be Able to Offer Many New HD
                    Channels to Meet Growing Consumer Demand

(1) Assumes Must-Carry environment

(2) Assumes minimum post merger local channel offering and population coverage with reallocation of channels duplicated

Benefits to Rural America

o    Greater Availability of Digital Quality Local Channels

o    National Pricing Which will be Competitive Against Cable

o    More Services Offered at a Single National Price

     -    New Content

     -    High Definition TV

     -    Interactive

     -    Video-on-demand

     -    Specialty

     -    Foreign language

o    Improved Broadband Services

     -    Affordable pricing

     -    Expanded services

Potential Synergies of The Merger

                              ---------------------
                              2005 EBITDA Estimates
                              ---------------------

               Revenue Synergies                  Cost Synergies

               [Pie chart showing                 [Pie chart showing
               Advertising $900-1,000M,            SAC $900-1,200M,
               Broadband $250-300M,                G&A $400-450M,
               HDTV $50-100M,                      Programming $600-700M,
               VOD/PPV $75-125M,                   Churn $750-850M,
               Local Services $700-800M,           Subtotal: $2.65-$3.2B]
               Subtotal: $1.975-2.325B]

There Are Approximately 92 Million Multichannel Subscribers in the U.S.

--------------------------------------------------------------------------------
          Cable                       DBS                   Other* (YE Est.)
--------------------------------------------------------------------------------

AT&T                15.1      DIRECTV        8.5                  3.3
Time Warner         13.2      NRTC/Pegasus   1.8
Comcast              7.9      EchoStar       6.4
Charter              7.0
Cox                  6.2
Adelphia             5.7
Cablevision          3.0
Other               13.6

                    71.7M                   16.7M                 3.3M
--------------------------------------------------------------------------------


               Proposed Company Would Represent Approximately 18%
              of the Total U.S. Multichannel Subscriber Marketplace

Source: Cablevision Magazine Website as of 10/01/01; SkyReport 9/30/01; Deutsch
        Bank Report 9/6/01
*Other includes C-band, MMDS, SMATV and over-builders

Regulatory Overview

Market Definition - Relevant Points
-----------------------------------

o FCC's Original Allocation of DBS Spectrum Designed to Provide Competition with Cable Monopoly

o    SHVIA Enacted to Help DBS Compete with Cable

o In the 1998 Primestar/News Corp/MCI Cases, DOJ and FCC Defined Market to be Multichannel Video Programming Distribution (MVPD)

     -    DOJ concluded that DBS and cable were in same market

     - FCC endorsed DBS mergers so that DBS could better compete against cable

o DBS Focuses their Advertising/ Promotions on Cable; Much of Cable's Advertising Attacks DBS

Regulatory Overview

Market Concentration - Relevant Points
--------------------------------------

o The 2001 Heinz Case Held That Substantial Merger-Specific Efficiencies Could Outweigh an Increase in Concentration

o Merger Spectrum Efficiencies Will Result in Extraordinary and Verifiable Increase in Output

     - The addition of local channels, HDTV, ethnic services, expanded broadband services, etc. will increase the options for MVPD viewers

     - The merger efficiencies cannot be achieved without combining EchoStar and HUGHES

o    No Likelihood of Collusion as DBS Competes Against Many Local Cable
     Monopolies

GMH Shareholder Protections

o HUGHES Will Absolutely Manage the Business in an Aggressive and Effective Fashion

     -    HUGHES management to remain totally focused on running the business

o    Cash Available if Regulatory Approval is Not Received

     -    $600M fee paid to HUGHES by EchoStar

     -    EchoStar to purchase PanAmSat for ~$2.7B

     -    Potential for GMH spin-off in the future

o    Continued Use of the DIRECTV Brand Name in Any Event

A Powerful Combination

o 100% Digital Nationwide Platform With More Than 16.7 Million Subscribers (Including 14.9 Million Owned-and-Operated)

o    Creates Stronger Competitor to Large, U.S. Cable and Broadband Providers

o    100 Million U.S. Households Offer Powerful Growth Opportunity

o    Leverages Already Compelling DBS Economics

o    Substantial Cost and Revenue Synergy Opportunities

o    Superior Management Team with Proven Success